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                                  EXHIBIT 03.2

For Immediate Release

Press Contacts:
                              Charles T. Jensen              David A. Kaminer
                              NeoMedia Technologies, Inc.    The Kaminer Group
                              (239) 337-3434                 (914) 684-1934
                              cjensen@neom.com               dkaminer@kamgrp.com


            NeoMedia Signs Letter of Intent to Acquire Triton Global
           Business Services/BSD Software, Publicly Held Providers of
             Services to Telecom, Internet and E-Business Companies

FT. MYERS, FL, Dec. 11, 2003 - NeoMedia Technologies, Inc. (OTC BB: NEOM), said today that it has executed a non-binding Letter of Intent to acquire Triton Global Business Services Inc. and its parent company, BSD Software Inc. (Pink
Sheets: BSDS), both of Calgary, Alberta, Canada.

       Triton, formed in 1998 and acquired by BSD in 2002, is an Internet Protocol-enabled provider of live and automated operator calling services, e-business support, billing and clearinghouse functions and information management services to telecommunications, Internet and e-business service providers.

       Charles T. Jensen, president, COO and acting CEO of NeoMedia, said a Letter of Intent has been signed outlining terms, including an exchange of one share of NeoMedia common stock for each share of BSD Software, not to exceed 40 million shares. The transaction, he said, is dependent on due diligence by both companies, approval by NeoMedia's Board of Directors, BSD Software's Board of Directors, shareholders, required regulatory approvals, and other conditions. Strong Synergies, Strong Relationships

       Jensen said that the keys to the proposed transaction were the strong synergies between NeoMedia and BSD Software.

       "Triton has forged and maintained relationships with companies and in industries where NeoMedia also has and seeks business and alliances," he said. "This is particularly true in telecom, where NeoMedia hopes to build on those relationships, in Canada, the U.S., and overseas." Guy Fietz, president of BSD Software and Triton, said he was "excited about being part of an innovative, public company with multinational relationships. NeoMedia and Triton/BSD seem a very good fit," he said.

About NeoMedia Technologies, Inc.

NeoMedia Technologies, Inc. (www.neom.com), is a developer and international marketer of software and patented technologies which link products, print, and physical objects directly to targeted online data, with expertise in homeland security and e-authentication applications. NeoMedia markets PaperClick(TM) and PaperClick For Cell/Mobile Phones(TM), which link physical information and objects to the Internet, and its Systems Integration Group specializes in providing expert-based IT consulting, hardware, and software solutions.


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About Triton Global Communications Inc.

Triton Global Business Services Inc. (www.tritonglobal.ca) is a majority-owned subsidiary of BSD Software, and a next-generation Internet Protocol-enabled provider of live and automated operator calling services, e-business support, billing and clearinghouse functions and information management services to telecommunications, internet and e-business service providers. Triton focuses on helping clients improve profitability by enabling them to quickly deploy new services, streamline operations and make quicker, more informed business decisions.

This press release  contains  forward-looking  statements  within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward-looking statement.

PaperClick and PaperClick For Cell/Mobile Phones are trademarks of NeoMedia Technologies, Inc.